November 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda McManus Josh Forgione
Re:	Newkirk Realty Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed November 1, 2005 Registration No. 333-127278

Ladies and Gentlemen:

        We have filed Amendment No. 6 to Form S-11 (the "Registration Statement") for Newkirk Realty Trust, Inc. (the "Company"). In accordance with our discussions today, the Company proposes to take the following steps in order to consummate the offering described in the Registration Statement.

        We analyzed the changes in the disclosure in the registration statement that result from the down-size in the offering and believe that the grounds upon which the Staff can make the determination required by Rule 461(b) under the Securities Act with respect to the Company's request for acceleration of the effective date are currently present with respect to the Company's offering. With respect to the foregoing, we request that the Staff consider the following:

        1.     The Company and the underwriters have previously circulated the preliminary prospectus, dated October 18, 2005 (the "Red Herring"), after four rounds of staff comments, in satisfaction of the requirements under Rule 15c2-8 under the Exchange Act and have undertaken a 10-day road show where the representatives of the underwriters and the issuer made presentations to investors.

        2.     The changes in the disclosure (as previously described to the Staff in our correspondence delivered earlier today) result from a down-size in the offering and certain changes to the management fee discussed below and not from any inaccuracy or inadequacy contained in the Red Herring and are narrowly confined to set of subjects that can be explained verbally to investors who are expected to receive a confirmation of sale. The changes to the management fee were intended to keep the overall financial impact of the management fee consistent with that previously disclosed in the Red Herring, in the context of the different offering size assumed therein.

        3.     The changes in disclosure do not involve any changes to the Company's historical financial statements or its operations and thus no change in the disclosure contained in the Red Herring as to the risks associated with the Company's operations is included in Amendment No. 6 to the Registration Statement.

        4.     The Staff has long accepted verbal disclosure as an alternative to actual physical recirculation in circumstances involving down-sizes in offering where the underwriters provide assurances that investors will be verbally informed of the changes in the offering and related disclosure before they are asked to commit to a purchase.

        5.     The underwriters are administratively positioned to verbally inform investors of the changes in disclosure resulting from the down-size in the offering and will undertake directly with the Commission to do so prior to confirming sales.

        We have therefore concluded that based on the nature of the changes in the disclosure included in Amendment No. 6, and in view of the prior circulation of the Red Herring and the underwriters undertaking to inform investors of changes in disclosure resulting from the down-size in the offering as described above, adequate information as to the offering will have been made to the public without physical recirculation of the prospectus and acceleration of the effective date is consistent with the public interest and the protection of investors. Please call us should you require more information with respect to our request for acceleration.

        Please call us at (212) 940-6412 should you have any questions.

Sincerely yours,

/s/ Elliot Press

Elliot Press